UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number No. 001-42155

Ping An Biomedical Co., Ltd.

(Registrant’s Name)

22/F, China United Plaza

1002-1008, Tai Nan West Street

Cheung Sha Wan

Kowloon, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Share Consolidation (Reverse Stock Split)

At the extraordinary general meeting (the “EGM”) of shareholders of Ping An Biomedical Co., Ltd. (the “Company”) held on 18 March, 2026, at 9:00 a.m., Hong Kong Time, the following matters, among others, were approved and authorized that with effect on a date within one (1) calendar year after the conclusion of the EGM to be determined by the board of directors of the Company (the “Board”): (A) every one thousand (1,000) then issued and unissued class A ordinary shares, or such lesser whole share amount of not being less than two (2) as the Board may determine in its sole discretion, be consolidated into one (1) class A ordinary share (the “Consolidated Class A Share(s)”), (B) every one thousand (1,000) then issued and unissued class B ordinary shares, or such lesser whole share amount of not being less than two (2) as the Board may determine in its sole discretion, be consolidated into one (1) class B ordinary share (the “Consolidated Class B Share(s)”); (C) all fractional entitlements to the issued Consolidated Class A Shares and Consolidated Class B Shares resulting from the share consolidation will not be issued to the shareholders of the Company and instead, any fractional shares that would have resulted from the share consolidation will be rounded up to the next whole number; and (D) the Board be authorized and directed to do all such acts and things as it may consider necessary or desirable for the purpose of effectuating the share consolidation, including determining the definitive ratio and the effective date of the share consolidation and any other changes to the Company’s authorized share capital in connection with and as necessary to effect the share consolidation.

On August 6, 2026, the Board approved unanimously a share consolidation at the ratio of forty (40)-for-one (1) (the “Share Consolidation” or the “Reverse Stock Split”), to be effective on October 23, 2026 (the “Effective Date”), pursuant to which, on the Effective Date, each 40 issued and unissued class A ordinary shares will be automatically combined into one class A ordinary share, and each 40 issued and unissued class B ordinary shares will be automatically combined into one class B ordinary share. Following the Share Consolidation, the par value of each class A ordinary share and each class B ordinary share will be changed from $0.0000625 to $0.0025. All fractional shares resulting from the Share Consolidation will not be issued to shareholders; instead, any fractional entitlements will be rounded up to the next whole number.

As of the date hereof, the Company has 112,867,000 class A ordinary shares and 12,250,000 class B ordinary shares issued and outstanding. Following the share consolidation, the Company expects to have approximately 2,821,675 class A ordinary shares and 306,250 class B ordinary shares issued and outstanding, subject to adjustment for the rounding up of fractional shares.

The Company’s class A ordinary shares will continue to trade on the Nasdaq Capital Market under the symbol “PASW” and are expected to begin trading on a split-adjusted basis when the market opens on October 23, 2026. The new CUSIP number for the class A ordinary shares following the Reverse Stock Split will be G5880S139.

Regulation FD Disclosure

On October 21, 2026, the Company issued a press release announcing the Share Consolidation. A copy of the press release is furnished as Exhibit 99.1 to this Report on Form 6-K and is incorporated herein by reference.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This current report on Form 6-K and the press release furnished as Exhibit 99.1 contain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. Please refer to the “Forward-Looking Statements” section in Exhibit 99.1 for additional information.

Exhibits

Exhibit No.	Description of Exhibit
99.1	Press Release, dated October 21, 2026, announcing the Share Consolidation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PING AN BIOMEDICAL CO., LTD.

Date: October 21, 2026	By:	/s/ Pijun Liu
	Name:	Pijun Liu
	Title:	Chairman of the Board of Directors

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